June 15, 2026

 DisclaimerCautionary Notes on Forward-Looking StatementsThis communication includes “forward-looking statements” within the meaning of federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Fox Corporation (“Fox”) and Roku, Inc. (“Roku”). In this context, forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.These forward-looking statements are based on Fox’s and Roku’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Fox’s and Roku’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Fox or stockholders of Roku may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Fox and Roku, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Fox and Roku, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic, competitive, technological and/or industry-specific conditions affecting the businesses and industries in which Fox and Roku operate; (13) actions by third parties, including government agencies; (14) risks that any debt financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; (15) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, advertisers, content partners, distributors, device partners, suppliers or other counterparties; and (16) other risk factors detailed from time to time in Fox’s and Roku’s reports filed with the Securities and Exchange Commission (the “SEC”), including Fox’s and Roku’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. Neither Fox nor Roku undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.Non-GAAP Financial MeasuresThis presentation also  refers to certain non-GAAP measures, such as adjusted EBITDA and free cash flow.  These non-GAAP measures should be considered in addition to, not as a substitute for, net income, cash flow and other measures of financial performance reported in accordance with GAAP. The presentation of these non-GAAP measures may not be comparable to similarly titled measures reported by other companies. Important Information About the Transaction and Where to Find ItIn connection with the proposed transaction between Fox and Roku, Fox will file with the SEC a registration statement on FormS-4that will include a joint proxy statement of Fox and Roku and that will also constitute a prospectus of Fox. Fox and Roku may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Fox or Roku may file with the SEC.INVESTORS AND SECURITY HOLDERS OF FOX AND ROKU ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Fox and Roku through the web site maintained by the SEC at www.sec.gov. These documents, once available, also will be made available free of charge on Fox’s website at https://investor.foxcorporation.com/ or on Roku’s website at https://www.roku.com/investor. Participants in the SolicitationFox, Roku and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Fox’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Fox’s Annual Report on Form10-Kfor the year ended June30, 2025, under the heading “Directors, Executive Officers and Corporate Governance”, and its proxy statement filed on September 25, 2025, under the headings “Proposal No.1: Election of Directors” and “Executive Officers of Fox Corporation,” which are filed with the SEC. Information regarding Roku’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Roku’s Annual Report on Form10-Kfor the year ended December 31, 2025, under the heading “Directors, Executive Officers and Corporate Governance” and its proxy statement filed on April 24, 2026, under the heading “Board of Directors and Corporate Governance” and “Executive Officer Biographies,” which are filed with the SEC. A more complete description will be available in the registration statement on FormS-4 andthe joint proxy statement/prospectus when filed. No Offer or SolicitationThis communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

 •  •  •  •  •  •  •  •  •
Transaction Overview•FOX to acquire ROKU in a cash-and-stock transaction valuing ROKU at $160 per share 1•Consideration comprised of 60% cash and 40% stock•Implies total equity value of $25B and enterprise value of $22B•Combined company to be owned ~73% by FOX shareholders and ~27% by ROKU shareholders •Net leverage at close expected to be 2.8x LTM EBITDA 2•Maintains strong balance sheet and investment grade ratings•Expected run-rate cost synergies of $400M with additional revenue upside•Anthony Wood to have an ongoing role and be appointed to FOX’s board at closing•Transaction unanimously approved by board of directors of FOX and ROKU and expected to close in 1H CY2027How Jessica Tarlov of 'The Five' became a liberal star on Fox News - Los  Angeles TimesTom Brady Says Playing in NFL is 'More Fun,' but Broadcasting Is 'Pretty  Cool'~98% of Top U.S. Telecasts Are Live News and Sports

 The Forces Shaping MediaPrimacy of Live Sports and News ProgrammingThe Rise of StreamingStreaming % of Total U.S. TV ViewershipSources: Sports Business Journal, Nielsen “The Gauge” as of March 2026 (Reflects Total Day, Persons 2+) Leading Advertising and Subscription Monetization Engines

FOX | Roku

FOX + Roku | Premium Media and Technology Platform

#1 in Sports + News and Leading AVOD Service

Sports + News


INGRAHAM ANGLE

JESSE WATTERS PRIMETIME

Hannity

GUTFELD!

tubi

~100M	1B+	~300K
Monthly Active Users	Monthly Streaming Hrs.	Content Library

230M+ People Reached Monthly

1,350+ Hours of Weekly Local News Programming

FOX + Roku

Scaled and Advanced CTV Platform

Streaming Ecosystem with Massive Reach

Roku Channel · tubi · FOX ONE · howdy · frndly TV · NETFLIX · Paramount+ · HBO max · Disney+ · tv

Leading Advertising and Subscription Monetization Engines

Advertising

Roku Exchange · Ads Manager · 3rd-Party Demand Partnerships

Tens of Millions of Roku-Billed Subscriptions

125M People Reached Daily
Est. U.S. Daily Reach

4+ Hours Watched Per Day
Avg. Household Usage

Sources: Nielsen, Comscore, Roku Management, FOX Management

5

Strategic Rationale

Leading Connected TV Platform

Expands Position in High Growth Verticals

Enhances Reach and Engagement

Accelerates Advertising Engine and Drives Cross Promotion Opportunities

Advances Business Mix Toward High Growth Verticals

Attractive Pro Forma Financial Attributes

6

100M+Global Streaming Households(Presence in 50%+ U.S. Broadband Homes)100%Authenticated First-Party Data#1CTV Platform 1Watch Free Movies & TV on Mobile, Chromecast, Roku & More | TubiFOX One is Now Available to Stream on Apple TV, Fire TV, Roku & More | Cord  Cutters News% Total U.S. Hours Spent Viewing CTV Content By O.S. Brand logologoFile:New Android TV logo (redesign).svg - Wikimedia CommonsAs of Q4, 2025Leading Connected TV Platform

FOX | ROKU

Roku's Attractive Business Model

Devices

1. Roku Players & Accessories
2. 45+ TV OEM Brands Globally
3. First Party Roku TVs


$2.5B
Advertising
49%
$5.0B
LTM Revenue[1]
$1.9B
Subscription
39%
$0.6B
Devices
11%

+17% LTM YoY Revenue Growth

+44% LTM Gross Margin

$1B+ Free Cash Flow by CY28

Platform

Advertising

1st and 3rd Party Advertising Placement

- The Roku Channel
- Roku Home Screen
- 3rd Party Apps

Subscription

Streaming Distribution

- In-App Purchases of Partner Streaming Services
- Tens of Millions of Roku-Billed Subscriptions
- Owned & Operated (i.e., Howdy, Frndly)

Sources: Roku Management, Company Filings
Note:
1. As of March 31, 2026

8

Expands Position in High Growth Verticals

Connected TV Advertising

2030 U.S. CTV Ad Spend, $B

~$60B

2025-2030 CAGR: 12%

Streaming Subscriptions

2030 U.S. Streaming Subscription Spend, $B

~$85B

2025-2030 CAGR: 8%

Core Roku Verticals

Sources: E-Marketer (CTV Ad Spend), Wall Street Research (D2C Subscriptions)

9

FOX | ROKU

Enhances Reach and Engagement

% Monthly TV Viewership in U.S., Nielsen Gauge (March 2026) [1]


13.2%
10.5%
10.2%
3.0%
7.2%
8.2%
8.1%
6.1%
6.1%
3.8%
YouTube
Disney
FOX Roku Channel
NETFLIX
Paramount
NBCUniversal 2
WB
amazon

Source: Nielsen Gauge
Notes:
1. Illustrative only; not an exhaustive list
2. NBCUniversal excludes Versant

10

Accelerates Advertising Engine and Drives Cross Promotion Opportunities

FOX | Roku

FOX

Premium Inventory & Demand


Engagement
$6.5B
$9B
LTM Advertising Revenue [1]
$2.5B
Targeting, Measurement, Personalization

Roku

1st-Party Household and Viewership Data

Sources: Roku Management, Public Filings
Note:
1. As of March 31, 2026

11

 •  •  •  •
 Advances Business Mix Toward High Growth VerticalsPro Forma Revenue MixLTM March-26•Shifts mix towards fast-growing streaming and CTV•Enhances long-term revenue growth profile•Accelerates Adjusted EBITDA and free cash flow growth•Well balanced across advertising and distribution$21BSources: Public Filings, FOX Management

FOX | Roku

Attractive Pro Forma Financial Attributes

Enhances Long-Term Growth and Profitability

$400M of Cost Synergies with Additional Revenue Upside

Free Cash Flow Accretive within Two Years of Close

Strong Balance Sheet and Investment Grade Ratings

Continued Commitment to Returning Capital via Share Repurchases and Dividends

13

•  •  •  •  •  •  •
 Transaction Sources and UsesTransaction Details1Sources & Uses at Close 3$B, Unless Otherwise Noted•$160 per share acquisition price 1 implies a ROKU equity value of $25B and enterprise value of$22B•ROKU shareholders to receive $96 in cash and 0.9693 FOX Class A shares for each share of ROKU stock•FOX to issue 152M Class A shares 1•FOX has commitment for $12B bridge financing•FOX expects pro forma net leverage to be 2.8x at close 2•Closing subject to receipt of regulatory and shareholder approvals and other customary closing conditions•Transaction is expected to close in

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